Motricity, Inc.

601 108th Avenue Northeast

Suite 800

Bellevue, WA 98004

March 19, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Barbara C. Jacobs, Assistant Director

Re:	Motricity, Inc.
File No. 001-34781
Amendment No. 2 to Registration Statement on Form S-3 on Form S-1
File No. 333-178309 and
Response to Staff Letter dated January 26, 2012

Ladies and Gentlemen:

This letter is in response to the letter sent by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Motricity, Inc. (the “Company”) dated January 26, 2012 regarding Amendment No. 1 to the Company’s registration statement on Form S-3 on Form S-1 filed on January 10, 2012, quarterly report on Form 10-Q for the period ended September 30, 2011 filed on November 21, 2011 (“Amendment No. 1”), and Amendment No. 3 to current report on Form 8-K/A dated April 14, 2011 filed on January 18, 2012. The numbering below corresponds to the numbering in the Staff’s letter, and the Company’s response is preceded by the text of the comment from the Staff’s letter.

The Company has attached for filing Amendment No. 2 to the Registration Statement on Form S-3 on Form S-1 (“Amendment No. 2”). Amendment No. 2 reflects those changes made to the prior filing (i) in response to the comments made by the Commission’s Staff by letter dated January 26, 2012 (the “Comment Letter”) and (ii) to update certain information.

Amendment No. 1 to Registration Statement on Form S-3 on Form S-1

Cautionary Statement Regarding Forward-Looking Information, page 1.

1.	Staff Comment. Please move this section to a part of the prospectus that is not covered by Rule 421(d) of Regulation C

Company Response. The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly on page 46.

Legal Matters, page 85

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

March 19, 2012

2.	Staff Comment. We reissue prior comment 8; despite your response, you have not made the requested revisions. Please revise.

Company Response. The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

Incorporation of Documents by Reference, page 86

3.	Staff Comment. You have not filed an annual report for your most recently completed fiscal year. As such, it does not appear that you are eligible to incorporate by reference. See General Instruction VII.C to Form S-1. Please revise.

Company Response. The Company acknowledges the Staff’s comment. However, the Company has since, on March 13, 2012, filed its Annual Report on Form 10-K for the year ended December 31, 2011. Therefore, we have concluded that we are now eligible to incorporate by reference.

Undertakings, page II-5

4.	Staff Comment. Undertaking 5 appears to be pursuant to Item 512(b) of Regulation S-K, which is only applicable to filings incorporating subsequent Exchange Act documents by reference. Form S-1 does not allow incorporation of subsequent Exchange Act documents by reference. Please revise.

Company Response. The Company acknowledges the Staff’s comment. As explained above, the Company has concluded that we are now eligible to incorporate by reference and, therefore, has continued to include Undertaking 5 in Amendment No. 2.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Notes to Condensed Consolidated Financial Statements

Note 3. Business Combination

Acquisition of Adenyo, Inc.

5.	Staff Comment. We note your response to prior comment 11. As previously requested, tell us what consideration you gave to including more detailed information about the specific facts and circumstances leading to the impairment of the Adenyo intangible assets and goodwill shortly after the acquisition. For example, you indicate in your response that there were difficulties integrating the operations, management information systems and internal controls, technologies, products, and personnel and the cash flows related to the French assets purchased in connection with the Adenyo acquisition were lower than the carrying value.

Company Response. In regards to Adenyo, the Company experienced several integration challenges following the Adenyo acquisition. These challenges became more difficult to manage than anticipated due to a number of unexpected factors including the loss of several key employees shortly following the acquisition. Also, the nature and starting point for integration of Adenyo was more fragmented than

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

March 19, 2012

originally anticipated. In particular, Adenyo itself had conducted a number of acquisitions and the integration efforts among those entities had been limited. In the area of research and development, the integration difficulties included, among others, differences and overlap in internal software development and collaboration tools, platforms and processes among the Adenyo units. These difficulties resulted in lower cost synergies and delayed product enhancements and launches which in turn impacted the revenue forecasts negatively.

Sales and Marketing integration difficulties stemmed largely from the loss of key employees, including the Managing Director of France, who held long standing key relationships with some of our largest customers, partners, and staff in France and resigned shortly after the closing of the acquisition. These losses resulted in the loss of key relationships and insights with customers, prospects and partners, as well as the loss of knowledge of business operations, marketing strategies and training in France. These difficulties negatively impacted sales, forecasted revenue, customer pipeline, cost synergies and our ability to accelerate our integration efforts.

We considered several factors giving rise to the impairment charge in the third quarter. However, we determined that the primary indicator was the significant decline of the Company’s market capitalization. This decline was due to a number of factors, which included a decline in the performance of the acquired business, Adenyo. Given the significant weight that the market capitalization decline held in our analysis, and that our Company has one reporting unit under ASC 805, we concluded that our disclosure appropriately summarized the primary factors leading to the impairment of goodwill and intangibles assets, including the assets of recently acquired Adenyo. The Company acknowledges the Staff’s comment and has in its Annual Report on Form 10-K for the year ended December 31, 2011 provided additional, summarized information about the specific factors and circumstances that resulted in the impairment charges. We will continue to provide such disclosure in future filings as and when required.

6.	Staff Comment. We note your response to prior comment 12. Please further explain why the disclosure of earnings of Adenyo Inc. since the acquisition date is impractical to disclose. In this regard, you indicate in response to prior comment 12 that the acquired business operations were integrated upon the closing of the acquisition. However, you indicate in your response to prior comment 11 that you experienced difficulties in integrating the operations of Adenyo. Please explain. In addition, ensure that your disclosure includes an explanation of why disclosure of this information is impracticable pursuant to ASC 805-10-50-2h.

Company Response. The Company experienced problems integrating the acquisition. These problems included business operations, management information systems, internal controls, technologies, products and personnel. In addition, Adenyo’s business and financial processes have not been fully integrated. Financial transactions are captured in the general ledger allowing the Company to report consolidated results, but discrete financial information of the Adenyo business is not prepared.

The Company is able to report on revenue and certain costs that related specifically to the acquired Adenyo business. We are able to discern revenue-specific information associated to the various revenue streams, partially because the Adenyo related business incorporated new revenue types (i.e., revenue from the Gen5 analytics products, certain types of marketing revenue, etc.) and can be tracked by location or customer. This ability will allow us to report the revenue related disclosure requirements of ASC 805-10-50-2h.

At the closing of the acquisition, the majority of the support functions (i.e., accounting, human resources, business development, etc.) were transitioned to the Company’s headquarters. Therefore, the costs that generally are or would be attributed to the Adenyo business do not include a full administrative burden that

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

March 19, 2012

would be reflective of a stand-alone business.

As we reviewed the additional disclosure requirements surrounding an acquisition, we also considered the disclosures made for the impairment charges that were incurred in the three months ended September 30, 2011. As part of our disclosure on impairment charges, we provided information on how much of the impairment we attributed to Adenyo and concluded that the additional disclosures outlined in ASC 805-10-50-2h would include $74.0 million and $77.0 million for the three and nine month periods ended September 30, 2011, respectively. However, based on available information, the net loss attributable to Adenyo relative to the Company’s overall operating loss is estimated to be $7 million for the nine month period ended September 30, 2011, excluding impairment charges. We concluded this additional amount was not significant in relation to our consolidated net loss of $185.0 million for the nine-month period ended September 30, 2011.

However, we acknowledge the Staff’s request and have in our Annual Report on Form 10-K for the year ended December 31, 2011 disclosed management’s best estimate of the earnings of Adenyo since the acquisition date and will as and when required provide such disclosure in future filings.

Management Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Product development and sustainment, excluding depreciation, page 21

7.	Staff Comment. In response to prior comment 13, you indicate that you will include more detailed disclosure of contracts assumed to be completed at a loss. Please confirm that you will also address any reasonably likely impact from uncertainties related to contracts at risk of being completed at a loss, such as those with similar fee structures.

Company Response. The Company confirms that it will address any reasonably likely impact from uncertainties related to contracts at risk of being completed at a loss. As of June 30, 2011, the Company had three such contracts expected to be completed at a loss. During the fourth quarter, these contracts were terminated, therefore, no such loss exists at December 31, 2011.

Amendment No. 3 to Current Report on Form 8-K/A Dated April 14, 2011

Filed January 23, 2012

Exhibit 99.1

Audited Financial Statements of Adenyo Inc.

Notes to Consolidated Financial Statements

Note 25. Reconciliation to United States GAAP (“U.S. GAAP”), page 60

8.	Staff Comment. Revise to include information reconciling the financial statements as of and for the year ended December 31, 2009 to U.S. GAAP pursuant to Item 17(c) of Form 20-F. Note that a reconciliation may only be omitted if the accounting policy footnote states compliance with IFRS as issued by the IASB and the auditor’s report opines on compliance with IFRS as issued by the IASB.

Company Response. The financial statements for Adenyo, Inc. as of and for the years ended December 31, 2009 and 2010 were prepared in accordance with IFRS as issued by the IASB. The

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

March 19, 2012

wording of the statement of compliance in note 1(a)(i) indicated the financial statements were prepared in accordance with IFRS as adopted by IASB, which was intended to be equivalent to “issued.” Our discussion with the auditors reconfirmed that their audit opinions, on which the Adenyo 2009 and 2010 financial statements filed with the Form 8K/A dated January 20, 2012 were issued, related to compliance with IFRS as issued by the IASB. The Company has adjusted the accounting policy footnote and the auditors have adjusted their auditor’s report, respectively, to state “IFRS as issued by the IASB.” The amended Form 8/K-A was filed on February 3, 2012.

9.	Staff Comment. Tell us what consideration you gave to including cash flow information pursuant to Item 17(c)(2)(iii) of Form 20-F for each period for which an income statement is presented.

Company Response. Cash flow information pursuant to Item 17(c)(2)(iii) of Form 20-F is not required for financial statements prepared in accordance with IFRS as issued by the IASB. See response to Staff Comment 8 above.

In connection with the foregoing response to the Staff’s comments, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me directly at (425) 638-9262 if you have any further questions or comments. Please note that my fax number is (425) 957-6210. Please also feel free to contact the Company’s legal counsel: Samuel P. Williams at (617) 856-8353 or Nina E. Andersson-Willard at (617) 856-8319 both of Brown Rudnick LLP.

Very Truly Yours, MOTRICITY, INC.

/s/ James R. Smith, Jr.
James R. Smith, Jr. Interim Chief Executive Officer

Cc:	Samuel P. Williams, Esq.

Nina E. Andersson-Willard, Esq.